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                                                 EXHIBIT 99.6

April 26, 1999

The Manufacturers Life Insurance Company of America
500 N. Woodward Avenue
Suite 250
Bloomfield Hills Michigan 48304
U.S.A.

Gentlemen:

This opinion is furnished in connection with the filing of the Post-Effective Amendment to the Registration Statement No. 33-52310 on Form S-6 ("Registration Statement") which covers premiums expected to be received under Flexible Premium Variable Life Insurance Policies ("Policies") to be offered by The Manufacturers Life Insurance Company of America ("Company"). The prospectus included in the Registration Statement describes Policies which will be offered by the Company in each State where they have been approved by appropriate State insurance authorities. I am familiar with the Policy form and the amended Registration Statement and Exhibits thereto. In my opinion:

(1) The table of corridor percentages shown under the caption "Death Benefit Options" is consistent with the Policy's provisions.

(2) The illustrations of death benefits based on Policy Value multiplied by corridor percentage shown under the caption "Death Benefit Options", based on the assumptions stated in the illustrations, are consistent with the provisions of the Policy.

(3) The illustration of Modified Policy Debt shown in the second paragraph under the caption "Policy Loans", based on the assumptions stated in the illustration, is consistent with the Policy's provisions.

(4) The illustration of an application of the loan tier amount shown under the sub-caption "Interest Credited to the Loan Account" of the caption "Policy Loans", based on the assumptions stated in the illustration, is consistent with the provisions of the Policy.

(5) The Loan Account illustration shown as a sub-caption under the caption "Policy Loans", based on the assumption stated in the illustration, is consistent with the Policy's provisions.

(6) The table under the sub-caption "Deferred Underwriting Charge Surrender Charge Caclulation" of the caption "Surrender Charges" showing, on an annual basis, the deferred underwriting charges surrender charge rate per thousand applied to the Policy after issuance of the Policy or a face amount increase, is consistent with the provisions of the Policy.

(7) The two illustrations of the operation of the maximum sales charge shown under the sub-caption "Illustration of Maximum Surrender Charge Calculation Sales Charge Limitation" of the caption "Surrender Charges", based on the assumptions stated in the illustration, are consistent with the Policy's sales charge structure.

(8) The illustrations of Policy Values, Cash Surrender Values, and Death Benefits for the Policy shown in the Appendix under the caption "Sample Illustrations of Policy Values, Cash Surrender Values and Death Benefits", based on the assumptions stated in the illustrations, are consistent with the provisions of the Policy. The rate structure of the Policy has not been designed so as to make the relationship between premiums and benefits, as shown in these illustrations, appear to be correspondingly more favorable to a prospective purchaser of the Policy for male ages 35 and 55, than to prospective purchasers of the Policy for females or males at other ages.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.


Very truly yours,

/s/ Lucio Fortunato
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Lucio Fortunato
FSA, FCIA, MAAA